FSD PHARMA INC.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF

OPERATIONS

As used in this management's discussion and analysis of financial condition and results of operations ("MD&A"), unless the context indicates or requires otherwise, all references to the "Company", "FSD", "we", "us" or "our" refer to FSD Pharma Inc., together with our subsidiaries, on a consolidated basis as constituted on September 30, 2023.

This MD&A for the three and nine months ended September 30, 2023 and 2022 should be read in conjunction with the Company's unaudited condensed consolidated interim financial statements and the accompanying notes for the three and nine months ended September 30, 2023 and 2022. The financial information presented in this MD&A is derived from the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 and 2022 ("financial statements") which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts are in United States dollars except where otherwise indicated.

This MD&A is dated as of November 14, 2023.

About FSD Pharma

FSD Pharma Inc. ("FSD" or the "Company") is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD is also focused on the research and development of UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

FORWARD-LOOKING INFORMATION

This MD&A contains forward-looking statements and forward-looking information (collectively, "forward-looking statements") within the meaning of applicable securities laws. Any statements that are contained in this MD&A that are not statements of historical fact may be deemed to be forward-looking statements. Forward-looking statements are often identified by terms such as "plans", "expects", "expected", "scheduled", "estimates", "intends", "anticipates", "hopes", "planned" or "believes", or variations of such words and phrases, or states that certain actions, events, or results "may", "could", "would", "might", "potentially" or "will" be taken, occur or be achieved. More particularly, and without limitation, this MD&A contains forward-looking statements contained in this MD&A include statements concerning the future of FSD Pharma Inc. and are based on certain assumptions that FSD Pharma has made in respect thereof as of the date of this MD&A. FSD Pharma cannot give any assurance that such forward-looking statements will prove to have been correct.

Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. The Company cautions that although it believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct, and these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the fact that the drug development efforts of both Lucid and FSD BioSciences are at a very early stage; the fact that preclinical drug development is uncertain, and the drug product candidates of Lucid and FSD BioSciences may never advance to clinical trials; the fact that results of preclinical studies and early-stage clinical trials may not be predictive of the results of later stage clinical trials; the uncertain outcome, cost, and timing of product development activities, preclinical studies and clinical trials of Lucid and FSD BioSciences; the uncertain clinical development process, including the risk that clinical trials may not have an effective design or generate positive results; the potential inability to obtain or maintain regulatory approval of the drug product candidates of Lucid and FSD BioSciences; the introduction of competing drugs that are safer, more effective or less expensive than, or otherwise superior to, the drug product candidates of Lucid and FSD BioSciences; the initiation, conduct, and completion of preclinical studies and clinical trials may be delayed, adversely affected, or impacted by COVID-19 related issues; the potential inability to obtain adequate financing; the potential inability to obtain or maintain intellectual property protection for the drug product candidates of Lucid and FSD BioSciences; and other risks. Accordingly, readers should not place undue reliance on the forward-looking statements contained in this MD&A, which speak only as of the date of this MD&A.

Further information regarding factors that may cause actual results to differ materially are included in the Company's annual and other reports filed from time to time with the Canadian Securities Administrators on SEDAR+ (www.sedar.com) and with the U.S. Securities and Exchange Commission on EDGAR (www.sec.gov), including the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2022, under the heading "Risk Factors." This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. FSD Pharma does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Additional information relating to FSD can be found on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov.

OVERVIEW

The Company was formed under and is governed by the provisions of the Business Corporations Act (Ontario) (the "OBCA") on November 1, 1998, pursuant to the amalgamation of Olympic ROM World Inc., 1305206 Ontario Company, 1305207 Ontario Inc., Century Financial Capital Group Inc. and Dunberry Graphic Associates Ltd. The Company's registered office is located at 199 Bay Street, Suite 4000, Toronto, Ontario, M5L 1A9.

On March 15, 2018, the Company's shareholders approved the amendments contemplated by the Articles of Amendment at the 2018 annual and special meeting of the shareholders, pursuant to which, among other things, the Company's shareholders approved certain changes to the capital structure of the Company.

On May 24, 2018, pursuant to Articles of Amendment, the Company changed its name to "FSD Pharma Inc." and the capital structure of the Company was reorganized to create a new class of Class A shares, amend the terms of and re-designate the existing common shares as Class B subordinate voting shares (the "Class B Shares"), and eliminate the existing non-voting Class A preferred shares and non-voting Class B preferred shares.

On May 29, 2018, the Class B shares commenced trading on the Canadian Securities Exchange under the trading symbol "HUGE".

On October 16, 2019, the Company amended its articles of incorporation to complete a consolidation of all of its issued and outstanding share capital. Pursuant to the amendment, all of the issued and outstanding Class A shares and Class B shares were consolidated on the basis of one post-consolidation share for every 201 pre-consolidation shares of the Company (the "Consolidation"). Unless otherwise noted, presentation in this MD&A of the number of Class A shares, Class B shares, stock options, warrants and the issue or exercise prices and any other data related to the foregoing securities are all presented on a post-Consolidation basis.

On January 9, 2020, the Class B Shares commenced trading on the NASDAQ under the trading symbol "HUGE".

The Company operates in two segments: Biopharmaceutical and Strategic Investments. The Company's Biopharmaceutical segment is focused on furthering the research and development of the Company's two primary drug candidates consisting of Lucid-MS and UNBUZZD™, as further defined below. The Company's Strategic Investments segment is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial real estate property, with FSD Strategic Investments (as defined below) having a first collateral mortgage on the secured property.

As of the date hereof, the Company currently has seven material subsidiaries:

(i) FSD Biosciences Inc. ("FSD Biosciences"), which is wholly owned by the Company and incorporated under the laws of the State of Delaware;

(ii) Prismic Pharmaceuticals Inc. ("Prismic"), which is wholly owned by the Company and incorporated under the laws of the State of Arizona;

(iii) FV Pharma Inc. ("FV Pharma"), which is wholly owned by the Company and incorporated under the OBCA;

(iv) Lucid, which is wholly owned by the Company and incorporated under the OBCA;

(v) FSD Strategic Investments Inc. ("FSD Strategic Investments"), which is wholly owned by the Company and incorporated under the OBCA; and

(vi) FSD Pharma Australia Pty Ltd. ("FSD Australia"), which is wholly owned by the Company and incorporated under the laws of Australia.

(vii) Celly Nutrition Corp. ("Celly")., an entity controlled by the Company.

BIOPHARMACEUTICAL OPERATIONS

The Company, through its wholly owned subsidiaries, FSD Biosciences, Lucid, Prismic, and FSD Australia, is a biopharmaceutical research and development company focused on developing, over time, multiple applications of Lucid-MS and UNBUZZD™. Lucid-MS is a patented new chemical entity that is being researched and developed by the Company through Lucid for its potential treatment of multiple sclerosis. UNBUZZD™ is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption.

On January 17, 2023, the Company submitted the clinical trial application for a planned Phase 1 clinical trial for Lucid-MS, a candidate for the treatment of multiple sclerosis.

On April 17, 2023, the Company completed the first-in-human sentinel dosing of Lucid-MS in the Company's Phase I clinical trial evaluating its novel drug candidate as an orally administered treatment for multiple sclerosis.

On March 22, 2023, FSD Australia received the certificate of approval from the Alfred Ethics Committee in Australia to proceed with a Phase 1 clinical trial of Lucid-201, as a novel drug candidate for the potential treatment of Major Depressive Disorder.

On June 2, 2023, the Company terminated any further clinical development of its proprietary ultra-micronized FSD-PEA formulation for the treatment of inflammatory diseases and put on hold any further clinical development of Lucid-PSYCH, a compound to address mental health disorders, as part of a strategic decision to focus efforts and allocate capital to the advancement of Lucid-MS and UNBUZZD.

On July 10, 2023, the Company received a No Objection Letter ("NOL") for a Phase 1 Lucid-MS clinical trial for the submission Clinical Trail Application ("CTA-A") that was acknowledged on June 12, 2023. On August 25, 2023, the Company received a NOL for the CTA-A that was acknowledged on July 31, 2023. On July 19, 2023, the Company submitted a request for pre-IND meeting to USFDA, which was acknowledged August 3, 2023, and a response was received on September 21, 2023. On September 18, 2023, the completion of study notification (after completion of five cohorts) was submitted to Health Canada.

On October 2, 2023, provisional patent application to the United States Patent and Trademark Office was submitted on the clinical formulation containing Lucid-21-302 (Lucid-MS).

On July 31, 2023, the Company entered into an exclusive intellectual property license agreement (the "License Agreement") with Celly. The License Agreement provides Celly access to proprietary information for the purposes of consumer product development and marketing. The License Agreement grants Celly the rights to UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of potentially quickly relieving from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle. The License Agreement also grants Celly the rights to the trademarks UNBUZZD™ and ALCOHOLDEATH™. In exchange, FSD Pharma received 200,000,000 common shares in the capital of Celly following a 2:1 share-split and an anti-dilution Warrant Certificate that entitles FSD to purchase up to 25% of the common shares deemed outstanding less the 200,000,000 common shares issued under the License Agreement and from time to time as a result of any partial exercise of the warrant. FSD Pharma is also entitled to certain license fees and royalties under the License Agreement. Through the License Agreement, FSD acquired 34.66% of Celly.

To assess the investment in Celly, judgment was required to determine if the Company has significant influence or control of Celly. The Company considered the relevant guidance in IFRS 10 - Consolidated Financial Statements, IAS 24 - Related Party Disclosures and IAS - 28 Investments in Associates and Joint Ventures.

The Company concluded it has control of Celly even though the Company only holds 34.66% of the voting rights. The Company concluded it has control of Celly as the Company, together with persons or entities considered to be de facto agents of the Company, hold a combined 59.62% of the voting rights of Celly. In addition, key management personnel of the Company hold two of the three board of director positions of Celly. The assessment of control is performed on a continuous basis. The Company determined that it obtained control of Celly on July 31, 2023, and control was maintained at all times from July 31, 2023, through September 30, 2023. These financial statements incorporate the assets and liabilities of Celly as of September 30, 2023 and the results of operations and cash flows for the period commencing on July 31, 2023, being the date on which FSD obtained control of Celly. Celly is significantly dependent on the Company as a result of the License Agreement.

Lucid-MS Agreement

On May 19, 2021, prior to its acquisition by the Company, Lucid entered into a license agreement with the University Health Network ("UHN") that governs the world-wide licensing of certain intellectual property rights and data associated with Lucid-MS. Under the terms of the agreement, the Company shall pay a yearly license maintenance fee of C$100,000 to UHN until the first commercial sale of a product utilizing the intellectual property licensed to the Company under the agreement including Lucid-MS is made.

Under the agreement the Company is committed to minimum milestones payments of $nil and maximum milestones payments of C$12,500,000 if all product development and regulatory milestones are met.

Furthermore, the Company is also responsible to pay revenue milestone payments and royalties if revenue milestones from commercial sales are achieved. Milestones can be extended by mutual agreement.

Lucid-PSYCH Agreement

On October 1, 2021, the Company entered into an agreement with Covar Pharmaceuticals Inc. ("Covar"), a contract development and manufacturing services organization, to commence work on providing research quantities of the Company's drug candidate, Lucid-PSYCH, on an exclusive basis for further clinical evaluation (the "Covar Agreement"). Covar's research and development facility is licensed to handle psychoactive compounds such as Lucid-PSYCH, which are "controlled substances" listed under the Controlled Drugs and Substances Act (Canada). Pursuant to the Covar Agreement, Covar will produce non-good manufacturing practices and good manufacturing practices for Lucid-PSYCH for use in the Company's planned pre-clinical and Phase 1 clinical trials, respectively.

The Company has put on hold any further clinical development of Lucid-PSYCH for mental health disorders.

UNBUZZD™

UNBUZZD™ is a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption, such as inebriation, and restoring normal lifestyle.

STRATEGIC INVESTMENT OPERATIONS

On May 13, 2022, FSD Strategic Investments, a wholly owned subsidiary of the Company, was incorporated. FSD Strategic Investments is focused on generating returns and cashflow through the issuance of loans secured by residential or commercial property. FSD Strategic Investments earns interest through fixed rate lending arrangements that have an average term to maturity of two years from the date of issuance. The loans are secured by residential or commercial property with a first collateral mortgage on the secured property. Loans are issued up to 55% of the appraised value of the secured property. As at September 30, 2023, the Company has a finance receivable balance of $8,065,736 and minimum contractual payments receivable at the end of the loan terms totaling $8,652,461. The loans will begin to mature in the second quarter of fiscal 2024.

DISCONTINUED OPERATIONS

In March 2020, the Company decided to focus its efforts and resources on the pharmaceutical business and initiated a process to sell FV Pharma's facility located at 520 William Street, Cobourg, Ontario, K9A 3A5 (the "Facility") and the 64-acre property on which the Facility is located (the "Facility Property") and exit the medical cannabis industry. On May 6, 2022, the Company closed the sale of the Facility and the Facility Property for total consideration of $12,730,942 (C$16,400,000). The Company recognized a gain of $4,249,582 on the sale of the Facility and the Facility Property and incurred selling expenses of $616,002.

Assets included in the sale consisted of the Facility and Facility Property. No liabilities of the Company were transferred as part of the sale. Subsequent to the sale of the Facility and the Facility Property results of operations related to FV Pharma are reported as continued operations.

SELECTED FINANCIAL HIGHLIGHTS

The following table presents selected financial information for the three and nine months ended September 30, 2023 and 2022:

	For the three months ended		For the nine months ended
		September 30,	September 30,
	2023	2022	2023	2022
	$	$	$	$
General and administrative	3,071,889	3,654,761	7,659,424	12,149,592
External research and development fees	(32,985)	1,866,733	3,889,139	4,215,889
Share-based payments	126,163	586,508	3,736,091	1,024,675
Depreciation and amortization	146,810	1,146,161	2,384,099	3,379,680
Impairment loss	-	-	4,319,619	-
Total operating expenses	3,311,877	7,254,163	21,988,372	20,769,836
Net loss from continuing operations	(1,131,200)	(7,128,885)	(16,579,022)	(20,555,221)
Net income from discontinued operations	-	-	-	3,096,834
Net loss for the period	(1,131,200)	(7,128,885)	(16,579,022)	(17,458,387)

OVERALL FINANCIAL PERFORMANCE

Three and nine months ended September 30, 2023

For the three and nine months ended September 30, 2023, general and administrative expenses were $3,071,889 and $7,659,424, compared to $3,654,761 and $12,149,592, respectively, for the equivalent periods in the prior year. This represents a decrease of $582,872 or 16% for the three months ended September 30, 2023, and a decrease of $4,490,168 or 37% for the nine months ended September 30, 2023, compared to the equivalent periods in the prior year. The decrease for the three months ended September 30, 2023, was primarily related to a decrease in salaries, wages and benefits due to reduction in head count. The decrease of the nine months ended September 30, 2023, was related to decrease in salaries, wages and benefits due to reduction in head count, a decrease in professional fees associated with litigation matters, a decrease in investor relation expenses due to one-time costs incurred in the prior periods, and decreased spending on building and facility.

For the three and nine months ended September 30, 2023, external research and development fees were ($32,985) and $3,889,139 compared to $1,866,733 and $4,215,889, respectively, for the equivalent periods in the prior year. This represents a decrease of $1,899,718 or 102% and $326,750 or 8% for the three and nine months ended September 30, 2023, respectively, compared to the equivalent periods in the prior year. The decrease for the three and nine months ended September 30, 2023, was primarily due to the Company terminating R&D activities relating to FSD-PEA and putting on hold R&D activities of Lucid-PSYCH.

For the three and nine months ended September 30, 2023, share-based payments expense was $126,163 and $3,736,091 compared to $586,508 and $1,024,675, respectively, for the equivalent periods in the prior year. This represents a decrease of $460,345 or 78%, and an increase of $2,771,416 or 265% compared to the equivalent periods in the prior year, respectively. Share-based payments change based on the variability in the number of options granted, vesting periods of the options, the number of Performance Share Units ("PSU") granted, vesting periods of the PSUs, the grant date fair values of share-based awards and share-based bonuses issued by the Company. The increase for the nine months ended September 30, 2023, is primarily related to $1.9M share options and $0.5M related to PSUs issued and vested during the period and $1.2M related to warrants issued for services.

For the three and nine months ended September 30, 2023, depreciation and amortization was $146,810 and $2,384,099 compared to $1,146,161 and $3,379,680, respectively, for the equivalent periods in the prior year. This represents a decrease of $999,351 or 87%, and $995,581 or 29%, respectively, compared to the equivalent periods in the prior year. For the three and nine months ended September 30, 2023, the decrease is due to the impairment of FSD-PEA and the Innovet license, resulting in lower amortization expense during the three and nine months ended September 30, 2023.

For the three and nine months ended September 30, 2023, impairment loss was $nil and $4,319,619 compared to $nil and $nil, respectively, for the comparative periods in the period year. This represents an increase of $4,319,619 or 100% for the nine months ended September 30, 2023, compared to the equivalent period in the prior year. For the nine months ended September 30, 2023, the Company recognized an impairment loss related to the impairment of the Prismic intangible assets following the decision to terminate the clinical trials of FSD-PEA and impairment of the Innovet intangible asset following the decision to no longer purse the development of the ultra-micro PEA for veterinary purposes.

For the three and nine months ended September 30, 2023, net loss was $1,131,200 and $16,579,022 compared to $7,128,885 and $17,458,387, respectively, for the equivalent periods in the prior year. Net loss for the three and nine months ended September 30, 2023, is comprised of net loss from continuing operations of $1,131,200 and $16,579,022 and net income from discontinued operations of $nil and $nil, respectively, compared to net loss from continuing operations for the three and nine months ended September 30, 2022, of $7,128,885 and $17,348,387 and net income from discontinued operations of $nil and $3,096,834.

	As at September 30,	As at December 31,
	2023	2022	Change
	$	$	$	%
Cash	3,633,911	16,980,472	(13,346,561)	-79%
Total assets	18,941,551	38,410,656	(19,469,105)	-51%
Total liabilities	4,195,022	7,868,436	(3,673,414)	-47%

The Company concluded the nine months ended September 30, 2023, with cash of $3,633,911 (December 31, 2022 - $16,980,472).

RESULTS OF OPERATIONS

The following table outlines our consolidated statements of loss for the three and nine months ended September 30, 2023 and 2022:

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Expenses
General and administrative	3,071,889	3,654,761	(582,872)	-16%	7,659,424	12,149,592	(4,490,168)	-37%
External research and development fees	(32,985)	1,866,733	(1,899,718)	-102%	3,889,139	4,215,889	(326,750)	-8%
Share-based payments	126,163	586,508	(460,345)	-78%	3,736,091	1,024,675	2,711,416	265%
Depreciation and amortization	146,810	1,146,161	(999,351)	-87%	2,384,099	3,379,680	(995,581)	-29%
Impairment loss	-	-	-	100%	4,319,619	-	4,319,619	100%
Total operating expenses	3,311,877	7,254,163	(3,942,286)	-54%	21,988,372	20,769,836	1,218,536	6%

Loss from continuing operations	(3,311,877)	(7,254,163)	3,942,286	-54%	(21,988,372)	(20,769,836)	(1,218,536)	6%

Interest income	(174,068)	(65,499)	(108,569)	166%	(632,572)	(67,717)	(564,855)	834%
Finance expense, net	(380)	16,052	(16,432)	-102%	287	48,687	(48,400)	-99%
Gain on remeasurement of financial liability	(2,012,093)	(37,234)	(1,974,859)	5304%	(4,939,015)	(119,959)	(4,819,056)	4017%
Gain on change in fair value of derivative liability	8,032	(37,139)	45,171	-122%	(113,211)	(376,922)	263,711	-70%
Loss on changes in fair value of investments	(2,168)	(1,458)	(710)	49%	275,161	301,296	(26,135)	-9%
Net loss from continuing operations	(1,131,200)	(7,128,885)	5,997,685	-84%	(16,579,022)	(20,555,221)	3,976,199	-19%

Net Income from discontinued operations	-	-	-	100%	-	3,096,834	(3,096,834)	-100%
Net loss	(1,131,200)	(7,128,885)	5,997,685	-84%	(16,579,022)	(17,458,387)	879,365	-5%

Other comprehensive loss
Items that may be subsequently reclassified to income:
Exchange gain on translation of foreign operations	267,348	321,402	(54,054)	-17%	49,859	372,388	(322,529)	-87%
Comprehensive loss	(863,852)	(6,807,483)	5,943,631	-87%	(16,529,163)	(17,085,999)	556,836	-3%

Net loss attributable to:
Equity owners of the Company	(964,084)	(7,128,885)	6,164,801	-86%	(16,411,906)	(17,458,387)	1,046,481	-6%
Non-Controlling interests	(71,362)	-	(71,362)	100%	(71,362)	-	(71,362)	100%
	(1,035,446)	(7,128,885)	6,093,439	-85%	(16,483,268)	(17,458,387)	975,119	-6%

REVIEW OF OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023 AND 2022

General and administrative

General and administrative expenses for the three and nine months ended September 30, 2023 and 2022 are comprised of:

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Professional fees	977,628	670,964	306,664	46%	2,386,402	4,499,468	(2,113,066)	-47%
General office, insurance and administration expenditures	734,146	424,171	309,975	73%	2,047,564	2,269,469	(221,905)	-10%
Consulting fees	247,542	264,716	(17,174)	-6%	1,073,413	1,020,899	52,514	5%
Salaries, wages and benefits	352,256	1,019,054	(666,798)	-65%	1,448,182	2,175,086	(726,904)	-33%
Investor relations	248,206	65,110	183,096	281%	595,756	1,392,953	(797,197)	-57%
Building and facility costs	-	-	-	100%	-	519,954	(519,954)	-100%
Foreign exchange loss	512,111	1,210,746	(698,635)	-58%	108,107	1,457,363	(1,349,256)	-93%
	3,071,889	3,654,761	(582,872)	-16%	7,659,424	13,335,192	(5,675,768)	-43%
Allocated to:
Continuing operations	3,071,889	3,654,761	(582,872)	-16%	7,659,424	12,149,592	(4,490,168)	-37%
Discontinued operations	-	-	-	100%	-	1,185,600	(1,185,600)	-100%

Professional fees

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Professional fees	977,628	670,964	306,664	46%	2,386,402	4,499,468	(2,113,066)	-47%

Professional fees increased from $670,964 to $977,628 or 46% and decreased from $4,499,468 to $2,386,402 or 47% for the three and nine months ended September 30, 2023, respectively, compared to the equivalent periods in the prior year. The Company incurred approximately $163,000 and $429,000 of legal fees directly related to non-recurring ligation expenses during the three and nine months ended September 30, 2023, compared to approximately $100,000 and $1,700,000 for the three and nine months ended September 30, 2022. Professional fees fluctuate from period to period based on the nature of the transactions the Company undertakes.

General office, insurance and administration expenditures

General office, insurance and administration expenditures for the three and nine months September 30, 2023 and 2022 are comprised of the following:

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Insurance, shareholders and public company costs	194,713	212,332	(17,619)	-8%	534,436	1,063,747	(529,311)	-50%
Travel, meals and entertainment	48,099	55,022	(6,923)	-13%	122,156	203,165	(81,009)	-40%
Office and general administrative	491,334	156,817	334,517	213%	1,390,972	1,002,557	388,415	39%
General office, insurance and administration expenditures	734,146	424,171	309,975	73%	2,047,564	2,269,469	(221,905)	-10%

Insurance, shareholders and public company costs

Insurance, shareholders and public company costs decreased from $212,332 to $194,713 or 8% and decreased from $1,063,747 to $534,436 or 50% for the three and nine months ended September 30, 2023, respectively, compared to the equivalent periods in the prior year. These costs primarily consist of insurance and other related expenditures associated with being a publicly listed Company on the NASDAQ. For the three and nine months ended September 30, 2023, the Company was able to reduce overall insurance expenses by separately purchasing insurance policies for directors and officers from clinical trial liability insurance.

Travel, meals and entertainment

Travel, meals and entertainment expenses decreased from $55,022 to $48,099 or 13% and decreased from $203,165 to $122,156 or 40% for the three and nine months ended September 30, 2023, respectively, compared to the equivalent periods in the prior year. Travel, meals and entertainment expenses fluctuate from period to period based on the nature of the transactions the Company undertakes.

Office and general administrative

Office and general administrative expenses increased from $156,817 to $491,334 or 213% and from $1,002,557 to $1,390,972 or 39% for the three and nine months ended September 30, 2023, respectively, compared to the equivalent periods in the prior year. Office and general administrative expenses may vary from period to period based on operational activities. For the three and nine months ended September 30, 2023, the Company incurred expenditures of approximately $215,000 and $464,000, respectively, relating to UNBUZZD™.

Consulting fees

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Consulting fees	247,542	264,716	(17,174)	-6%	1,073,413	1,020,899	52,514	5%

Consulting fees decreased from $264,716 to $247,542 or 6% and increased from $1,020,899 to $1,073,413 or 5% for the three and nine months ended September 30, 2023, respectively, compared to the equivalent periods in the prior year. Consulting fees include fees paid to individuals and professional firms who provide advisory services to the Company and fluctuate from period to period based on the nature of the transactions the Company undertakes.

Salaries, wages and benefits

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Salaries, wages and benefits	352,256	1,019,054	(666,798)	-65%	1,448,182	2,175,086	(726,904)	-33%

Salaries, wages and benefits expenses decreased from $1,019,054 to $352,256 or 65% and decreased from $2,175,086 to $1,448,182 or 33% for the three and nine months ended September 30, 2023, respectively, compared to the equivalent periods in the prior year. The decrease is primarily due to a decrease in headcount for the three and nine months ended September 30, 2023, compared to the three and nine months ended September 30, 2022. The decrease in headcount was primarily attributable to the decision to terminate the research and development activities related to FSD-PEA.

Investor relations

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Investor relations	248,206	65,110	183,096	281%	595,756	1,392,953	(797,197)	-57%

Investor relations expenses increased from $65,110 to $248,206 or 281% and decreased from $1,392,953 to $595,756 or 57% for the three and nine months ended September 30, 2023, respectively, compared to the equivalent periods in the prior year. Investor relations expenses fluctuate from period to period based on the Company's business strategy. For the three and nine months ended September 30, 2022, the Company incurred significant one-time costs related to investor relations and marketing activities undertaken.

Building and facility costs

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Building and facility costs	-	-	-	100%	-	519,954	(519,954)	-100%

Building and facility costs decreased from $519,954 to $nil or 100% for the nine months ended September 30, 2023, compared to the equivalent period in the prior year. Such costs include property taxes, security services, repairs and maintenance expenditures and utilities. All costs related to the FV Pharma Facility and the Facility Property that were sold during the nine months ended September 30, 2022.

Foreign exchange loss

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Foreign exchange loss	512,111	1,210,746	(698,635)	-58%	108,107	1,457,363	(1,349,256)	-93%

Foreign exchange loss decreased from loss of $1,210,746 and $1,457,363 to $512,111 and $108,107 for the three and nine months ended September 30, 2023, respectively, compared to the equivalent periods in the prior year. The primary reason for the foreign exchange change loss was due to the change of the Canadian dollar relative to the US dollar and its impact on financial instruments denominated in the Canadian dollar.

External research and development fees

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
External research and development fees	(32,985)	1,866,733	(1,899,718)	-102%	3,889,139	4,215,889	(326,750)	-8%

External research and development fees decreased from $1,866,733 to a recovery of $32,985 and decreased from $4,215,889 to $3,889,139 for the three and nine months ended September 30, 2023, respectively, compared to the equivalent periods in the prior year. The decrease for the three and nine months ended September 30, 2023, was primarily due to the Company terminating R&D activities relating to FSD-PEA and putting on hold R&D activities of Lucid-PSYCH. The Company recognized a recovery of external research and development fees of $32,985 for the three months ended September 30, 2023, as a result of credits received from contract research organizations that can be applied against future services.

Share-based payments

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Share-based payments	126,163	586,508	(460,345)	-78%	3,736,091	1,024,675	2,711,416	265%

Share-based payments decreased from $586,508 to $126,163 and increased from $1,024,675 to $3,736,091 for the three and nine months ended September 30, 2023, respectively, compared to the equivalent periods in the prior year. Share-based payments change based on the variability in the number of options granted, vesting periods of the options, the number of PSUs granted, vesting periods of the PSUs, the grant date fair values of share-based awards, and share-based bonuses issued. The increase for the nine months ended September 30, 2023, is primarily related to $1.9M share options and $0.5M related to PSUs issued and vested during the period and $1.2M related to warrants issued for services.

Depreciation and amortization

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Depreciation and amortization	146,810	1,146,161	(999,351)	-87%	2,384,099	3,379,680	(995,581)	-29%

Depreciation and amortization decreased from $1,146,161 to $146,810 or 87% and decreased from $3,379,680 to $2,384,099 or 29% for the three and nine months ended September 30, 2023, respectively, compared to the equivalent periods in the prior year. Depreciation and amortization is primarily related to the amortization of intellectual property. For the three and nine months ended September 30, 2023, the decrease is due to the impairment of FSD-PEA and the Innovet license, resulting in lower amortization expense during the three and nine months ended September 30, 2023.

Impairment loss

	For the three months ended September 30,				For the nine months ended September 30,
	2023	2022	Change		2023	2022	Change
	$	$	$	%	$	$	$	%
Impairment loss	-	-	-	100%	4,319,619	-	4,319,619	100%

For the three and nine months ended September 30, 2023, the Company recognized an impairment loss of $nil and $4,319,619 compared to $nil and $nil, for the three months ended September 30, 2023. For the nine months ended September 30, 2023, the Company recognized an impairment loss related to the impairment of the Prismic intangible assets following the decision to terminate the clinical trials of FSD-PEA and impairment of the Innovet intangible asset following the decision to no longer purse the development of the ultra-micro PEA for veterinary purposes.

Interest income

For the three and nine months ended September 30, 2023, interest income was $174,068 and $623,572 compared to $65,449 and $67,717, for the three and nine months ended September 30, 2022. Interest income is primarily comprised of user fees earned on finance receivables and interest earned on Guaranteed Investment Certificates.

Gain on remeasurement of financial liability

For the three and nine months ended September 30, 2023, the Company recognized a gain of $2,012,093 and $4,939,015 compared to $37,234 and $119,959, for the three and nine months ended September 30, 2022. For the three and nine months ended September 30, 2023, the gain is related to settlement reached with a Contract Research Organization. For the three and nine months ended September 30, 2022, the gain is related to settlement of outstanding account payables.

Gain on change in fair value of derivative liability

In August 2020, the Company issued 2,762,430 Class B shares and 1,381,215 warrants to purchase Class B shares for total cash proceeds of $9,999,997. Each warrant is exercisable to purchase one Class B share of the Company at an exercise price of $4.26 per share and expires five years from the date of issuance.

The fair value of the warrants liability as at September 30, 2023, was $130,383, resulting in a gain (loss) on change in fair value of ($8,032) and $113,221 for the three and nine months ended September 30, 2023.

The fair value of the warrants liability as at September 30, 2022, was $388,481, resulting in a gain on change in fair value of $37,139 and $376,922 for the three and nine months ended September 30, 2022.

Loss on changes in fair value of investments

The Company has various investments accounted for at fair value through profit or loss resulting in recognition of loss or gain as the fair value fluctuates.

		Balance at		Proceeds	Change in fair value	Effects of foreign	Balance at
Entity	Instrument	December 31, 2022	Additions	from Sale	through profit or loss	exchange	September 30, 2023
		$	$	$	$	$	$
Solarvest BioEnergy Inc.	Shares	221,490	-	-	(166,020)	-	55,470
Solarvest BioEnergy Inc.	Convertible debenture	177,192	-	-	(132,816)	-	44,376
A2ZCryptoCap Inc.	Shares	10,632	-	-	(1,165)	-	9,467
Lions Bay Fund	Shares	418,298	-	(443,138)	24,840	-	-
Royal Bank of Canada	Guaranteed Investment Certificate	-	744,500	-	-	(4,900)	739,600
		827,612	744,500	(443,138)	(275,161)	(4,900)	848,913

REVIEW OF DISCONTINUED OPERATIONS FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

The following table outlines our net loss from discontinued operations for the three and nine months ended September 30, 2022:

	For the three months	For the nine months
	ended September 30,	ended September 30,
	2022	2022
	$	$
Expenses
General and administrative	-	1,185,600
Total operating expenses	-	1,185,600

Loss from discontinued operations	-	(1,185,600)

Other income	-	(32,852)
Gain on sale of property and plant	-	(4,249,582)
Net income from discontinued operations	-	3,096,834

General and administrative

General and administrative expenses from discontinued operations decreased from $1,185,600 and $nil for the nine months ended September 30, 2023, compared to the equivalent period in the prior year.

SELECTED QUARTERLY INFORMATION

The following table sets forth selected unaudited quarterly statements of operations data for each of the eight quarters commencing October 1, 2021 and ended September 30, 2023. The information for each of these quarters has been prepared on the same basis as the audited annual financial statements for the year ended December 31, 2022 and the financial statements for the period ended September 30, 2023. This data should be read in conjunction with our audited annual financial statements for the year ended December 31, 2022 and the financial statements for the period ended September 30, 2023. These quarterly operating results are not necessarily indicative of our operating results for a full year or any future period.

	September 30,	June 30,	March 31,	December 31,	September 30,	June 30,	March 31,	December 31,
	2023	2023	2023	2022	2022	2022	2022	2021
	$	$	$	$		$	$	$
Interest income	(174,068)	(186,163)	(272,341)	(300,018)	(65,499)	(2,218)	-	-
Net loss for the period	(1,131,200)	(5,490,293)	(9,957,529)	(6,148,441)	(7,128,885)	(4,424,165)	(5,905,337)	(6,347,723)
Net loss per share - basic	(0.03)	(0.14)	(0.26)	(0.16)	(0.19)	(0.11)	(0.15)	(0.16)
Net loss per share - diluted	(0.03)	(0.14)	(0.26)	(0.16)	(0.19)	(0.11)	(0.15)	(0.16)

FINANCIAL POSITION

	As at	As at
	September 30,	December 31,	Change
	2023	2022	$	%
ASSETS
Current assets
Cash and cash equivalents	3,633,911	16,980,472	(13,346,561)	-79%
Other receivables	214,210	374,377	(160,167)	-43%
Prepaid expenses and deposits	348,366	472,137	(123,771)	-26%
Note receivables	228,536	-	228,536	100%
Investments	739,600	-	739,600	100%
Finance receivables, net	4,077,413	-	4,077,413	100%
Net investment in lease	4,383	23,188	(18,805)	-81%
	9,246,419	17,850,174	(8,603,755)	-48%

Non-current assets
Equipment, net	90,508	105,729	(15,221)	-14%
Investments	109,313	827,612	(718,299)	-87%
Right-of-use asset, net	45,270	155,196	(109,926)	-71%
Finance receivables, net	3,988,323	7,431,656	(3,443,333)	-46%
Intangible assets, net	5,461,718	12,040,289	(6,578,571)	-55%
	9,695,132	20,560,482	(10,865,350)	-53%
Total assets	18,941,551	38,410,656	(19,469,105)	-51%

LIABILITIES
Current liabilities
Trade and other payables	3,701,782	7,108,419	(3,406,637)	-48%
Lease obligations	62,308	177,870	(115,562)	-65%
Warrants liability	130,383	243,594	(113,211)	-46%
Notes payable	300,549	300,549	-	0%
	4,195,022	7,830,432	(3,635,410)	-46%

Non-current liabilities
Lease obligations	-	38,004	(38,004)	-100%
Total liabilities	4,195,022	7,868,436	(3,673,414)	-47%

SHAREHOLDERS' EQUITY
Class A share capital	151,588	151,588	-	0%
Class B share capital	137,606,863	143,258,972	(5,652,109)	-4%
Warrant	2,680,636	2,142,400	538,236	25%
Contributed surplus	30,199,476	28,500,924	1,698,552	6%
Foreign exchange translation reserve	702,460	652,601	49,859	8%
Accumulated deficit	(156,504,968)	(144,164,265)	(12,340,703)	9%
Total shareholders' equity	14,836,055	30,542,220	(15,706,165)	-51%
Non-controlling interests	(89,526)	-	(89,526)	100%
	14,746,529	30,542,220	(15,795,691)	-52%
Total liabilities and shareholders' equity	18,941,551	38,410,656	(19,469,105)	-51%

Assets

Cash decreased by $12,606,961 or 74%, as a result of cash used in operating activities and financing activities during the period.

Other receivables decreased by $160,167 or 43%. Other receivables primarily consist of interest receivable and sales taxes recoverable.

Prepaid expenses and deposits decreased by $123,771 or 26%, primarily related to a decrease in prepaids and deposits for planned research and development activities offset by an increase in prepaid insurance.

Finance receivables, current and non-current, increased by $634,080 or 9%, primarily due to additions made during the period, plus interest income less interest and principal repayments.

Note receivables increased by $228,536 or 100%, due to the issuance of a promissory note that matures in January 2024.

Investments increased by $21,301 or 3%, primarily due to the purchase of a Guarantee Investment Certificate offset by the sale of the Lion Bay Fund investment and the change in fair value of investments as a result of decreases in underlying share prices.

Intangible assets decreased by $6,578,571 or 55%, due to impairment of $4,319,619 and amortization expense of $2,258,952 incurred for the nine months ended September 30, 2023.

Liabilities

Trade and other payables decreased by $3,406,637 or 47%, primarily due to the reduction in trade and other payables of approximately $4.9M related to the settlement of recorded liabilities pertaining to a Contract Research Organization dispute, offset by an increase due to the timing of expenses incurred and payments made.

The fair value of the warrants liability as at September 30, 2023, was $130,383 (December 31, 2022 - $243,594) resulting in a gain (loss) on change in fair value of ($8,032) and $113,221 for the three and nine months ended September 30, 2023. The fair value of the warrants liability as at September 30, 2023 and December 31, 2022 was determined using the Black-Scholes option pricing model and the following assumptions:

	September 30, 2023	December 31, 2022
Share price	$1.21	$0.79
Exercise price	$4.26	$4.26
Expected dividend yield	-	-
Risk free interest rate	4.87%	4.07%
Expected life	1.85	2.60
Expected volatility	69%	96%

Lease obligations decreased due to lease payments made during the period.

Shareholders' equity

Shareholder's equity decreased by $15,706,165 primarily due to:

i) a decrease of $2,957,816 related to share buyback program offset by $2,399,745 for share-based payments and $20,247 for the issuance of common shares for share options exercised;

ii) an increase of $1,330,043 related to warrants issued during the period;

iii) an increase of $49,859 related to the translation of foreign operations; and

iv) a decrease of $16,507,660 related to net loss.

Non-controlling interests

Non-controlling interests as of September 30, 2023 was as follows.

$
Balance, December 31, 2022	-
Initial recognition of non-controlling interests	(24,467)
Share-based payments	6,303
Comprehensive loss for the period	(71,362)
Balance, September 30, 2023	(89,526)

LIQUIDITY, CAPITAL RESOURCES AND FINANCING

The general objectives of our capital management strategy are to preserve our capacity to continue operating, provide benefits to our stakeholders and provide an adequate return on investment to our shareholders by continuing to invest in our future that is commensurate with the level of operating risk we assume. We determine the total amount of capital required consistent with risk levels. This capital structure is adjusted on a timely basis depending on changes in the economic environment and risks of the underlying assets. We are not subject to any externally imposed capital requirements.

The financial statements and this MD&A have been prepared on the basis of accounting principles applicable to a going concern, which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In making this assessment, management concluded that it has sufficient working capital as of September 30, 2023, in order to carry out its planned operations over the next twelve months.

The Company is in the preliminary stages of its planned operations and has not yet determined whether its processes and business plans are economically viable. The continuing operations of the Company are dependent upon the ability of the Company to complete the pharmaceutical research and development programs centered on the Company's two compounds and the development of UNBUZZD™.

As at September 30, 2023, the Company had cash of $3,633,911 representing a decrease of $13,346,561 from December 31, 2022. This decrease is primarily due to $9,975,610 of cash used in operating activities, $269,579 of cash used in investing activities and $3,101,372 of cash used in financing activities.

Cash flows for the nine months ended September 30, 2023 and 2022

	For the nine months ended September 30,
	2023	2022
	$	$
Net cash (used in) provided by:
Cash used in continuing operating activities	(9,975,610)	(20,864,409)
Cash used in discontinued operating activities	-	(1,142,982)
Cash used in operating activities	(9,975,610)	(22,007,391)

Cash used in continuing investing activities	(269,579)	(215,007)
Cash provided by discontinued investing activities	-	12,730,942
Cash used in (provided by) investing activities	(269,579)	12,515,935

Cash used in financing activities	(3,101,372)	(2,019,765)

Net decrease in cash during the period	(13,346,561)	(11,511,221)

Cash Flows Used in Operating Activities

Cash flows used in operating activities for the nine months ended September 30, 2023, were $9,975,610 compared to cash flows used in operating activities of $22,007,391 for the nine months ended September 30, 2022. The decrease in cash used in operating activities of $12,031,781 is primarily due to lower general and administrative expenses and elimination of cash used in discontinued operating activities.

Cash Flows used in (provided by) Investing Activities

Cash flows used in investing activities for the nine months September 30, 2023, were $269,579 compared to cash provided by investing activities of $12,515,935 for the nine months ended September 30, 2022. For the nine months ended September 30, 2023, the Company invested $744,500 in a Guaranteed Investment Certificate, which was offset by proceeds of $443,128 received from the sale of investments. For the nine months ended September 30, 2022, the Company received cash proceeds of $12,730,942 from the sale of the FV Pharma Facility and Facility Property. For the nine months ended September 30, 2022, the Company had cash outflows of $215,007 relating to purchases of intangible assets and equipment.

Cash Flows Used in Financing Activities

Cash flows used in financing activities for the nine months ended September 30, 2023, were $3,101,372 compared to cash used in financing activities of $2,019,765 for the nine months ended September 30, 2022. Financing activities primarily related to the share repurchase program.

CONTRACTUAL OBLIGATIONS

We have no significant contractual arrangements other than those noted in our financial statements.

OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements other than those noted in our financial statements.

TRANSACTIONS WITH RELATED PARTIES

Key management personnel are those persons having the authority and responsibility for planning, directing and controlling activities of the entity, directly or indirectly.

Transactions with key management and directors comprised the following:

a. In fiscal 2023, the Company pays independent directors' compensation of C$60,000, with the chair of the audit committee receiving an additional C$20,000 and the chair of the compensation committee receiving an additional C$10,000. Director's compensation for the three and nine months ended September 30, 2023, was $38,183 and $132,528 (2022 - $53,400 and $163,339).

b. During the nine months ended September 30, 2023, the Company granted 400,000 (2022 - nil) PSUs to independent members of the Board of Directors. As at September 30, 2023, the PSUs had fully vested upon the filing of the MS Phase 1 IND on January 6, 2023.

c. During the nine months ended September 30, 2023, the Company granted the previous interim CEO, the current CEO (formerly the President), the COO and the CEO of Lucid, 500,000 (2022 - nil) share options each with an exercise price of C$1.30 and an expiry date of January 25, 2028. All options were fully vested on grant. Each share option can be exercised to acquire one Class B Common Share.

d. During the nine months ended September 30, 2023, the Company entered into a secured loan agreement with the CEO for C$1,200,000, with monthly payments of C$6,000 based on an annual interest rate of 6%. The loan matures on April 26, 2025, and is part of FSD Strategic Investments' portfolio of loans. The loan is secured by a second charge mortgage on the underlying residential property.

e. During the nine months ended September 30, 2023, the Company issued 1,000,000 warrants for consulting services to certain independent members of the Board of Directors with a fair value of $533,206, prior to them joining the Board of Directors. The Company determined the fair value of the services received could not be measured reliably and determined the fair value using the Black-Scholes model.

Key management personnel compensation during the three and nine months ended September 30, 2023 and 2022 is comprised of:

	For the three months ended		For the nine months
	September 30,		ended September 30,
	2023	2022	2023	2022
	$	$	$	$
Salaries, benefits, bonuses and consulting fees	374,667	735,190	1,047,111	1,390,070
Share-based payments	-	518,992	1,963,983	828,664
	374,667	1,254,182	3,011,094	2,218,734

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from deposits with banks and outstanding other receivables and finance receivables. The Company trades only with recognized, creditworthy third parties.

The Company does not hold any collateral as security for its outstanding finance receivables but mitigates this risk by dealing only with, what management believes to be, financially sound counterparties and, accordingly, does not anticipate significant loss for non-performance. The loans are secured by residential or commercial properties and the Company is granted a first collateral charge mortgage on the properties for a sum equal to the interest payments plus the principal amount. The Company performs assessments on factors such as: timing of payments, loan to value ratios, communications with the borrower and external macro factors such as interest rates and economic conditions to mitigate risks.

Liquidity risk

Liquidity risk is the risk the Company will not be able to meet its financial obligations as they come due. The Company's exposure to liquidity risk is dependent on the Company's ability to raise additional financing to meet its commitments and sustain operations. The Company mitigates liquidity risk by management of working capital, cash flows, the issuance of share capital and if desired, the issuance of debt. The Company's trade and other payables and notes payables are all due within twelve months from the date of these financial statements.

If unanticipated events occur that impact the Company's ability to carry out the planned clinical trials, the Company may need to take additional measures to increase its liquidity and capital resources, including issuing debt or additional equity financing or strategically altering the business forecast and plan. In this case, there is no guarantee that the Company will obtain satisfactory financing terms or adequate financing. Failure to obtain adequate financing on satisfactory terms could have a material adverse effect on the Company's results of operations or financial condition.

Market risk

Market risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: foreign currency risk, interest rate risk and other price risk.

• Foreign currency risk

Foreign currency risk arises on financial instruments that are denominated in a currency other than the functional currency in which they are measured. The Company's primary exposure with respect to foreign currencies is from Canadian dollar denominated cash and trade and other payables. A 1% change in the foreign exchange rates would not result in any significant impact to the financial statements.

• Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company's finance receivables are at fixed rates and there are no material long-term borrowings outstanding. The Company is not exposed to interest rate risk as at September 30, 2023.

• Other price risk

Other price risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices (other than those arising from interest rate risk or currency risk), whether those changes are caused by factors specific to the individual financial instrument or its issuer, or factors affecting all similar financial instruments traded in the market. The Company is not exposed to other price risk as at September 30, 2023.

Fair values

The carrying values of cash, other receivables, trade and other payables and notes payable approximate fair values due to the short-term nature of these items or they are being carried at fair value or, for notes payable, interest payables are close to the current market rates. The risk of material change in fair value is not considered to be significant. The Company does not use derivative financial instruments to manage this risk.

Financial instruments recorded at fair value on the consolidated statement of financial position are classified using a fair value hierarchy that reflects the significance of the inputs used in making the measurements. The Company categorizes its fair value measurements according to a three-level hierarchy. The hierarchy prioritizes the inputs used by the Company's valuation techniques. A level is assigned to each fair value measurement based on the lowest-level input significant to the fair value measurement in its entirety. The three levels of the fair value hierarchy are defined as follows:

• Level 1 - Unadjusted quoted prices as at the measurement date for identical assets or liabilities in active markets.

• Level 2 - Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

• Level 3 - Significant unobservable inputs that are supported by little or no market activity. The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The fair value hierarchy requires the use of observable market inputs whenever such inputs exist. A financial instrument is classified to the lowest level of the hierarchy for which a significant input has been considered in measuring fair value.

Private company investments measured at fair value are classified as Level 3 financial instruments. The valuation method and significant assumptions used to determine the fair value of private company investments have been disclosed in the financial statements. The Company did not hold any private company investments as of September 30, 2023. During the year, there were no transfers of amounts between levels.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Refer to Note 2 and Note 3 of the audited consolidated financial statements for the fiscal year ended December 31, 2022, and Note 2 of the condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 for a full discussion of our critical accounting policies and estimates.

OUTSTANDING SHARE DATA

The Company is authorized to issue an unlimited number of Class A multiple voting shares ("Class A shares") and an unlimited number of Class B subordinate voting shares ("Class B shares"), all without par value. All shares are ranked equally with regards to the Company's residual assets.

The holders of Class A shares are entitled to 276,660 votes per Class A share held. Class A shares are held by certain Directors of the Company.

The Company's outstanding capital was as follows as at the date of this MD&A:

Class A shares	72
Class B shares	39,358,791
Share options	2,513,488
Warrants	11,705,258

SUBSEQUENT EVENTS

On October 4, 2023, FSD Pharma and Celly entered into an Arrangement Agreement with respect to the distribution of a portion of FSD Pharma's shareholdings of Celly to certain securityholders of FSD Pharma. The Arrangement Agreement will be voted on at a special meeting of the FSD Pharma Securityholders scheduled to be held on November 20, 2023. Additionally, the final hearing at the Ontario Superior Court of Justice (Commercial List) to approve the Arrangement is scheduled for November 24, 2023.

On October 19, 2023, Celly appointed a member of the Company's board of directors to the board of directors of Celly. Following the appointment, three of four board seats of Celly were held by key management personnel of the Company. The director was granted 3,000,000 share options with an exercise price of $0.00025, vesting immediately and expiring on December 31, 2028.

On October 19, 2023, Celly granted 10,000,000 Restricted Share Units ("RSUs") to a director of Celly for services provided. The RSUs vested immediately and were converted into common shares on October 19, 2023. Celly issued 10,000,000 common shares upon conversion.

On November 6, 2023, the Company announced it had filed and obtained a receipt for its preliminary short form base shelf prospectus dated November 3, 2023 ("Prospectus"), to provide the Company with the flexibility to take advantage of financing opportunities and favourable market conditions, if and when needed, during the 25-month period that the Prospectus, once made final, remains effective (the "Effective Period"). The Prospectus, when final and effective, will enable the Company to offer, issue and sell, from time to time: Class B subordinate voting shares, subscription receipts, warrants and units, or any combination thereof for up to an aggregate offering price of USD$50 million, in one or more transactions during the Effective Period.

DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROLS OVER FINANCIAL REPORTING

A.        Disclosure Controls and Procedures

We maintain disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended, or the Exchange Act, which are designed to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and that such information is accumulated and communicated to our management, including our CEO and CFO, as appropriate to allow timely decisions regarding required disclosure.

Under the supervision and with the participation of our CEO and CFO, our management has evaluated the effectiveness of our disclosure controls and procedures as of September 30, 2023, the end of the period covered by this report. Based on that evaluation, our CEO and CFO concluded that our disclosure controls and procedures were effective as of September 30, 2023.

The effectiveness of our disclosure controls and procedures and our internal control over financial reporting is subject to various inherent limitations, including cost limitations, judgments used in decision making, assumptions about the likelihood of future events, the soundness of our systems, the possibility of human error, and the risk of fraud. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and the risk that the degree of compliance with policies or procedures may deteriorate over time. Because of these limitations, there can be no assurance that any system of disclosure controls and procedures or internal control over financial reporting will be successful in preventing all errors or fraud or in making all material information known in a timely manner to the appropriate levels of management.

B.        Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting is the process designed by and under the supervision of our CEO and CFO to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of our financial statements for external reporting in accordance with accounting principles generally accepted in the United States of America. Management has evaluated the effectiveness of our internal control over financial reporting using the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control-Integrated Framework (2013).

Under the supervision and with the participation of our CEO and CFO, our management has assessed the effectiveness of our internal control over financial reporting as of September 30, 2023 and concluded that it was effective.